UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

FORM SD/A
SPECIALIZED DISCLOSURE REPORT

(Amendment No. 1)

STRYKER CORPORATION
(Exact name of registrant as specified in its charter)

Michigan	0-9165	38-1239739
(State of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2825 Airview Boulevard, Kalamazoo, Michigan		49002
(Address of principal executive offices)		(Zip Code)

Lonny J. Carpenter, Group President, Global Quality and Operations; (269)-385-2600
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

Explanatory Note

We are filing this Amendment No. 1 (this “Amendment”) to our Form SD for the reporting period from January 1 to December 31, 2015, as filed with the Securities and Exchange Commission on May 31, 2016 (the “Original Filing”). This Amendment is being filed solely for the purpose of amending the date of the reporting period set forth on the cover page of the Original Filing.

Other than as set forth herein, no other changes have been made to the disclosure set forth in, or the exhibits to, the Original Filing. The Original Filing and this Amendment speak as of the Original Filing, and this Amendment does not purport to amend, update or restate any other information set forth in the Original Filing.

Section 1 - Conflict Minerals Disclosure

ITEM 1.01	Conflict Minerals Disclosure and Report

This Form SD/A of Stryker Corporation is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 to December 31, 2015.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STRYKER CORPORATION
(Registrant)

June 28, 2016	/s/ LONNY J. CARPENTER
Date	Lonny J.Carpenter
Group President, Global Quality and Operations